SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

Form 11-K

(X)    Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
  For the fiscal year ended December 31, 2003

 or

( )    Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Halliburton Retirement and Savings Plan
10200 Bellaire Blvd.
Building 91, Room 2NE18B
Houston, TX 77072

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010
Telephone Number – Area Code (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of Employee Retirement Income Security Act of 1974, signatures and exhibit are filed for the Halliburton Retirement and Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits -- December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Plan Benefits -- Year ended December 31, 2003

Notes to Financial Statements – December 31, 2003 and 2002

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) -- December 31, 2003

Signatures

Exhibit

Consent of Independent Registered Public Accounting Firm (Exhibit 23)

HALLIBURTON RETIREMENT AND SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2003	3

Notes to Financial Statements
December 31, 2003 and 2002	4-14

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003	15

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Halliburton Company
      Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Retirement and Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/   KPMG LLP

Houston, Texas
June 25, 2004

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002

Assets:
Investments, at fair value -
Cash and cash equivalents	$1,460,211	$1,797,109
Plan interest in Master Trust	2,698,038,651	3,303,250,349
Participant loans	49,279,173	72,654,443

Total investments	2,748,778,035	3,377,701,901

Receivables -
Company contributions receivable, net of forfeitures	2,638,490	9,126,603
Plan participants’ contributions receivable	2,488,413	2,191,737
Plan participants’ loan repayments receivable	622,447	748,899

Total receivables	5,749,350	12,067,239

Net assets available for plan benefits	$2,754,527,385	$3,389,769,140

See accompanying notes to financial statements.

2

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2003

Additions:
Contributions:
Company, net of forfeitures	$38,202,748
Plan participants	75,076,678
Rollovers	2,711,267
Transfer from the Landmark Savings Plan	82,639,687

Investment income, net
Plan interest in Master Trust investment gain	394,809,133
Interest on loans to participants	3,486,489

Total additions	596,926,002

Deductions:
Benefits paid to participants	(185,277,693)
Transfer to the Kellogg Brown & Root, Inc. Retirement and Savings Plan	(1,046,890,064)

Total deductions	(1,232,167,757)

Net decrease in net assets available for plan benefits	(635,241,755)

Net assets available for plan benefits, beginning of year	3,389,769,140

Net assets available for plan benefits, end of year	$2,754,527,385

See accompanying notes to financial statements.

3

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(1)   Description of Plan

The Halliburton Retirement and Savings Plan (the Plan) is a defined contribution plan for certain qualified employees of Halliburton Company and subsidiaries (the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2002, the Plan was amended and restated to comply with the rules and regulations contained in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

(a)   Eligibility

 Certain employees of the Company are eligible for immediate participation in the Plan upon their date of hire.

(b)   Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 25% of the participant’s eligible earnings of up to $200,000; the total amount of participant tax deferred savings contributions is limited to $12,000 for 2003. Any contributions in excess of the $12,000 limit are automatically made to the participant’s after-tax account. Additional limitations are in place for highly compensated employees under the provisions of the Plan.

The Plan participants who contribute also receive Company matching contributions equal to 100% of the first 4% of a participant’s compensation. The Company will make a “true up” matching contribution to certain individuals under the provision of the Plan. The Company may make annual discretionary retirement allocation contributions, based on Company performance to participants actively employed the last day of the Plan year. Participants are not required to have contributed to the Plan to be eligible for such a contribution. The participant’s share of any discretionary retirement allocation contribution is based on a percentage of their eligible pay for the Plan year to be determined in the subsequent year after company performance results are recorded. For the plan year 2003 there was not a discretionary retirement allocation contribution. The discretionary retirement allocation contribution receivable totaled approximately $8.1 million at December 31, 2002.

In addition, the Plan makes a pension equalizer contribution to certain participants under the Plan. The pension equalizer contribution attempted to prevent any potential benefit shortfall due to the participants transferring from a prior plan to the Plan.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($2,000 per participant in 2003).

4

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Employees are permitted to rollover pre-tax and after-tax amounts with earnings held in other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the Plan document.

Upon attainment of either the normal retirement age (65) or early retirement age (55 or 50 during specified periods), participants in the Halliburton Retirement Plan (a defined benefit pension plan sponsored by the Company) may elect to transfer their vested benefits to the Plan. Such transfers are restricted as to the investment elections in which they may be invested. The amount of the benefit that may be rolled over is the actuarially determined amount to be received by the participant. Transfers may be made during any month of the year.

(c)   Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the Master Trust). The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by the Company or its affiliates. The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

(d)   Investment Elections and Transfers

Contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Master Trust (see note 3). Participants may direct up to a maximum of 15 percent of their contributions to the Halliburton Stock Fund (HSF).

The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance. The Plan imposes a fifteen calendar-day waiting period on transfers involving the Non-U.S. Equity Fund.

(e)   Administration

The Halliburton Company Benefits Committee (the Committee) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (State Street) is the Plan’s trustee, and Hewitt Associates LLC is the recordkeeper.

(f)   Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance in all Company sponsored plans in the prior twelve months) or 50% of their vested account balance. A participant may not have more than one loan outstanding at any time. Prior to January 1, 2002 a participant could have had up to two loans outstanding at any time. Loans bear interest at the current prime rate plus 1% as published in the Wall Street Journal. Loans must be repaid within five years (10 years for primary residence  loan) through  payroll deductions and are  collateralized by the participant’s  account balance.  If a participant

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HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

 fails to comply with the repayment terms of the loan, the Committee or its designee may deem such defaulted loans as a distribution when the loans are considered uncollectible from the participant (see note 6).

(g)   Vesting

Participants’ contributions to their accounts and pension equalizer contributions and the earnings thereon are fully vested when made or earned. Participants employed by the Company on December 31, 1998 are fully vested in all Company matching and discretionary retirement allocation contributions. Participants hired after December 31, 1998 are fully vested in all Company matching and discretionary retirement allocation contributions after completing one year of service. Participants who terminate prior to obtaining one year of service forfeit their nonvested balances.

The nonvested portion of account balances of participants who terminated prior to December 31, 1998 is forfeitable. The nonvested portion is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination.

Forfeitures are used to reduce future Company matching contributions.

(h)       Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Direct rollovers to an IRA or other qualified plan are permitted. All termination distributions are made in lump-sum amounts. Periodic installments are also available to participants who retire, or become disabled, at the participant’s election. Certain joint and survivor annuities are available upon election to participants who had a balance under the Plan prior to June 1998, as provided under the terms of the Plan. Distributions from the HSF may be made in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from their after-tax accounts as defined in the Plan document. In-service withdrawals are also permitted upon attainment of age 59-1/2 or proven financial hardship, subject to limitations under the Plan. Certain additional in-service withdrawals are permitted for account balances transferred from acquired company plans as defined in the Plan document.

(i)   Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

  (j)   Halliburton Stock Fund

Effective July 1, 2002, the HSF was converted into an Employee Stock Ownership Plan (ESOP). The ESOP is designed to comply with Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) ERISA.

6

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company Common Stock held by the ESOP are to be paid by the Company directly to the Trustee. Any cash dividends received by the Trustee which are attributable to financed stock are to be used by the Trustee to make exempt loan payments until the exempt loan has been repaid in full.

The ESOP has a put option allowing the former participant or designated beneficiary, when the shares of Halliburton Company Common Stock are distributed to him, the option to sell the shares of Halliburton Company Common Stock to the Company. The put option extends for a period of sixty days following the date the shares of Halliburton Company Common Stock are distributed to the former participant or designated beneficiary.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company Common Stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

(k)   Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2)   Significant Accounting Policies

(a)   Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Certain prior year reclassifications have been made to conform to current year presentation.

(b)         Valuation of Investments

The Plan invests in cash and cash equivalents and participants loans, which are held by the Trustee outside of the Master Trust. Cash and cash equivalents are a short term investment fund, which is valued at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market value. Common/collective trust funds are stated at the fair market value of the underlying securities.

Real estate related investments of the Master Trust consist of real estate mortgages and investments in real estate investment trusts (REITs). Real estate mortgages are stated at cost plus accrued interest, less payments received. Investments in REITs are stated at fair value.

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HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

The Master Trust’s investment in pooled equity managers (the Pooled Fund) represents the unitized values of certain equity managers’ accounts on a combined basis. Each manager’s account is valued daily. A unit price is calculated for each manager by dividing the total value of the manager’s account by the total number of units in existence for that manager. Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

The Fixed Income Fund within the Master Trust holds bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received, and contract charges by the insurance company or bank. The weighted average crediting interest rates for these contracts is 4.90% and 5.38% as of December 31, 2003 and 2002, respectively, and the weighted average return was 5.02% for the year ended December 31, 2003. In addition, the Fixed Income Fund holds a common/collective trust fund, which also invests in investment contracts and asset-backed investment contracts. The return for the common/collective trust fund is 4.54% for the year ended December 31, 2003.

The Plan’s proportionate interest in the investments of the Master Trust is shown in the statements of net assets available for plan benefits as Plan interest in the Master Trust (See note 3).

(c)   Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents and participant loans held outside of the Master Trust as earned. Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are recorded on the trade-date basis. Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as net appreciation (depreciation) for the Master Trust.

In addition, investment income of the Master Trust includes interest, dividends, and other income. Interest income of the Master Trust investments is recorded as earned. Dividends on the Master Trust investments are recorded on the ex-dividend date.

8

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(d)    Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan. Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust. Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans. Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges. These expenses are shown as a component of Plan interest in Master Trust investment gain.

(e)          Payment of Benefits

Benefits are recorded when paid.

(f)           Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)      Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into eleven funds in which the plans may participate. The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current plan documents, as amended.

The following is a summary of net assets as of December 31, 2003 and 2002 and total investment income (loss) for the year ended December 31, 2003 of the Master Trust and net appreciation (depreciation) by investment type for the year ended December 31, 2003 (dollar amounts in thousands). The Plan’s interest in the Master Trust’s net assets for the applicable periods (dollar amounts in thousands) are also presented.

9

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002
Net Assets	2003	2002
	(in 000’s)	(in 000’s)

Assets:
Investments -
Cash and equivalents	$429,930	$331,928
Collateral received for securities loaned	613,397	364,226
Asset-backed investment contracts	(77,391)	(63,425)
Guaranteed insurance investment contracts	-	12,275
U.S. bonds and notes	1,443,969	1,533,104
Non-U.S. bonds and notes	116,032	164,335
Real estate related investments	29	111
Halliburton stock	194,187	151,432
Other U.S. stock	1,003,792	717,078
Non-U.S. stock	373,923	259,267
Common/collective trust funds	550,283	566,858
Mutual funds	178,900	134,361
Securities loaned -
U.S. bonds and notes	521,439	279,081
Other U.S. stock	55,604	53,728
Non-U.S. stock	23,364	21,314

Total investments	5,427,458	4,525,673
Receivables -
Receivables for investment sold	60,758	42,393
Dividends	1,664	1,276
Interest	16,105	19,525
Other	276	168

Total receivables	78,803	63,362

Total assets	5,506,261	4,589,035

Liabilities:
Payables	304,580	252,150
Obligation for collateral received for securities loaned	613,397	364,226

Total liabilities	917,977	616,376

Net Assets	$4,588,284	$3,972,659

Plan’s interest in Master Trust net assets	$2,698,039	$3,303,250

Percentage interest	58.80%	83.15%

10

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Year ended
December 31,
Total Investment Income (Loss)	2003

(in 000’s)

Net investment appreciation (depreciation)	$528,287
Investment income	137,793
Expenses	(14,878)

Total investment income	$651,202

Year ended
December 31,
Net Appreciation (Depreciation) by Investment Type	2003

(in 000’s)

Cash and equivalents	$912
U.S. bonds and notes	13,755
Non-U.S. bonds and notes	6,509
Real estate related investments	(66)
Halliburton stock	57,833
U.S. stock	224,991
Non-U.S. stock	87,133
Common/collective trust funds	95,642
Mutual funds	23,887
Other investments	17,691

Total appreciation	$528,287

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust’s management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the net appreciation (depreciation) of the Master Trust.

11

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street. The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral. The fair market value of the securities loaned as of December 31, 2003 and 2002 was $600,407,471 and $354,122,960 respectively. The cash and non-cash collateral received for securities loaned as of December 31, 2003 and 2002 was $613,397,374 and $364,226,122 respectively. As of December 31, 2003 and 2002 none of the collateral received for securities loaned has been sold or repledged.

(4)       Plan Mergers, Spin-offs and Transfers

Effective January 1, 2003, the Company spun off the accounts and participation of Kellogg Brown & Root Inc., (KBR), a subsidiary of the Company, employees and former terminated employees of KBR, including beneficiaries and alternate payees, thereby establishing a new defined contribution plan on the behalf of KBR and other participating subsidiaries, the Kellogg Brown & Root, Inc. Retirement and Savings Plan (the KBR Plan). The total amount transferred to the KBR Plan of approximately $1.0 billion was equal to the account balances including loans and clearing account balances of the transferring participants as of the effective date.

Effective July 1, 2003, the Landmark Savings Plan was merged with and into the Plan, at which time all participants in the Landmark Savings Plan became participants in the Plan. As a result of the merger, the Plan replaced, in their entirety, the provisions set forth by the Landmark Savings Plan. Accordingly, investments, including loans, of approximately $82.6 million were transferred to the Plan.

 (5)         Investments

The following table represents the fair value of individual investment funds held under the Master Trust which exceed 5% of the Plan’s net assets as of December 31, 2003 and 2002:

	2003	2002

Participation in Master Trust, at fair value:
Fixed Investment Fund	$990,767,257	$1,518,014,146
Equity Investment Fund	171,039,079	172,295,820
General Investment Fund	714,773,866	726,149,222
S&P 500 Index Fund	196,342,508	205,911,197
Halliburton Company Stock Fund	153,400,573	150,984,232*

*    Amount shown for comparative purposes

(6)         Tax Status

The Internal Revenue Service (IRS) informed the Company by a letter dated March 4, 2004 that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Plan has been amended and restated since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003 and 2002, except as discussed below.

12

HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

In 2003, the Company submitted a filing under a voluntary correctional porgram with the IRS to correct certain transactions of the Plan. On June 17, 2003, the IRS approved the Company’s proposed method of correction and executed their Compliance Statement. The Company has corrected these matters and made necessary modifications to their administrative procedures as required by the Compliance Statement. Accordingly, the impact of these actions has been properly reflected in the Plan’s financial statements as of December 31, 2003.

(7)       Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and or managed by the Trustee and asset managers. Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF. These entities are considered parties-in-interest to the Plan. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(8)       Subsequent Events

Effective January 1, 2004, the Plan was amended and restated to allow for the following provision changes:

The Company will make an annual non-elective contribution of 4% of eligible compensation on behalf of each employee, regardless of individual participation in the Plan. The annual contribution will be in addition to the Company match that participating employees will receive. To be eligible to receive the contribution for the Plan year, an employee must be employed by the Company as of December 31. Exceptions to this eligibility rule are retirees, employees on long term disability, and those employees whose death occurs while in service. Employees will become vested in this contribution after a three-year period. If an employee currently has three or more years of credited service, they will be fully vested.

The discretionary retirement allocation contribution is no longer available under the Plan.

The Company will no longer “true up” individual accounts at year-end. If the IRS contribution limits are reached before the end of the year, Company matching contributions will cease.

The pension equalizer contribution has been removed from the Plan. The Company will continue its commitment and pay all pension equalizer contributions earned under the current formula. This payment will continue outside the Plan via tax grossed up payroll payments.

13

              HALLIBURTON RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Employees will immediately vest in their Company matching contributions rather than upon completing one year of service.

Base, overtime, and shift differential pay will be considered eligible earnings under the Plan. Performance-based bonuses are no longer included as part of eligible earnings under the Plan.

Employees may contribute up to 50% of their eligible compensation on a tax-deferred basis, subject to IRS limitations. Contributions on an after-tax basis are no longer permitted under the Plan.

14

HALLIBURTON RETIREMENT AND SAVINGS PLAN
EIN: 75-2677995
Plan #: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

(a)	(b)	(c)	(d)
	Identity of issue, borrower,		Current
	lessor, or similar party	Description of investment	value

*	State Street Bank and	SSBTC short term investment
	Trust Company	fund	$ 1,460,211

*	Halliburton Company Employee	Investment in net assets of
	Benefit Master Trust	Halliburton Company
Employee Benefit Master
		Trust	2,698,038,651

*	Participant Loans	Loans issued at interest rates
		between 5.00% and 11.5%	49,279,173
$ 2,748,778,035

* Column (a) indicates each identified person/entity known to be a party in interest.

See accompanying report of independent registered public accounting firm.

15

                                                                                        Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Halliburton Company Benefits Committee of the Halliburton Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 25, 2004

By:	/s/ Michele Mastrean
Michele Mastrean, Chairperson of the
Halliburton Company Benefits Committee

16